SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___ to ___

Commission file number 1-35

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information

A.	Financial Statements and Schedule:	Page

	Independent Auditors' Report	3

Financial Statements:
	Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	4
	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001	5

	Notes to Financial Statements	6-11

Supplemental Schedule:
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002	12-20

B.	Exhibits

	23	Consent of Independent Auditors

	99(a)	GE S&S Program Mutual Funds 2002 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-30D for the year ended December 31, 2002, as filed with the Commission on March 4, 2003)

	99(b)	GE Institutional International Equity Fund 2002 Annual Report (incorporated by reference to the GE Institutional Funds Form N-30D for the year ended September 30, 2002, as filed with the Commission on December 4, 2002)

	99(c)	GE Institutional Small-Cap Value Equity Fund 2002 Annual Report (incorporated by reference to the GE Institutional Funds Form N-30D for the year ended September 30, 2002, as filed with the Commission on December 4, 2002)

	99(d)	GE Institutional Strategic Investment Fund 2002 Annual Report (incorporated by reference to the GE Institutional Funds Form N-30D for the year ended September 30, 2002, as filed with the Commission on December 4, 2002)

Signatures

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program (Name of Plan)
Date:	June 23, 2003	/s/ Philip D. Ameen

Philip D. Ameen Vice President and Comptroller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2002 and 2001

Table of Contents

Page Number(s)

Independent Auditors' Report	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001	5

Notes to Financial Statements	6-11

Supplemental Schedule: (i)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002	12-20

(i) Schedules required by Form 5500 that are not applicable have not been included.

Independent Auditors' Report

General Electric Company, as administrator
     GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP
New York, New York
June 3, 2003

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

(in thousands)

Assets	2002	2001

Investments at fair value (note 3)	$17,814,242	$25,542,340
Accrued dividends and interest	85,380	84,783
Other assets	49	501

Total assets	17,899,671	25,627,624

Liabilities

Liability for collateral deposits (note 3)	205,422	229,833
Other liabilities	8,320	6,635

Total liabilities	213,742	236,468

Net assets available for plan benefits	$17,685,929	$25,391,156

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2002 and 2001

(in thousands)

	2002	2001

Additions (reductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (note 3)	$(7,638,212)	$(4,004,189)

Interest and dividend income:
General Electric Company Common Stock	336,580	311,725
Registered investment companies	121,017	171,317
Interest	93,688	126,539

	(7,086,927)	(3,394,608)

Contributions:
Employee	854,520	805,642
Employer	286,980	273,890

	1,141,500	1,079,532

Total reductions	(5,945,427)	(2,315,076)

Deductions from net assets attributed to:
Participant withdrawals	(1,759,800)	(2,149,884)

Net decrease	(7,705,227)	(4,464,960)

Net assets available for plan benefits:
Beginning of year	25,391,156	29,856,116

End of year	$17,685,929	$25,391,156

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2002 and 2001

(1)     Description of the Plan

GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of General Electric Company. GEAM is investment adviser to each of the Plan's investment options, except General Electric Company Common Stock, Vanguard Institutional Index Fund and the United States Savings Bonds. State Street Corporation and The Bank of New York are the primary custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Information concerning the Plan, including benefits, investment options, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and its participating affiliates may participate in the Plan by investing a portion of their earnings (generally up to 7% with employer partial matching and an additional 10% without any employer matching) in one or more of the following investment options generally through a trust established to administer the investment of program funds:

(a)   General Electric Company Common Stock ("GE Common Stock").

(b)   GE S&S Income Fund (the "Income Fund," formerly the GE S&S Long Term Interest Fund) – a registered investment company that invests primarily in a variety of investment grade debt securities, such as U.S. Government securities, mortgage backed securities, corporate bonds and money market instruments.

(c)   GE S&S Program Mutual Fund (the "Mutual Fund") – a registered investment company that invests primarily in equity securities of U.S. companies.

(d)   GE Institutional International Equity Fund (the "International Fund") – a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)   GE Institutional Small-Cap Value Equity Fund (the "Small Cap Fund") – a registered investment company that invests primarily in equity securities of small-cap companies.

(f)   GE Institutional Strategic Investment Fund (the "Strategic Investment Fund") – a registered investment company that invests primarily in a combination of equity securities and investment grade debt securities.

(g)   Vanguard Institutional Index Fund (the "Index Fund") – a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor's 500 Index.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2002 and 2001
(h)   GE S&S Short-Term Interest Fund (the "Short Term Fund") – invests primarily in a variety of investment grade debt securities, such as U.S. Government securities, mortgage backed securities, asset-backed securities, corporate bonds and money market instruments.

(i)   GE S&S Money Market Fund (the "Money Market Fund") – invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)   United States Savings Bonds (the "U.S. Bond Fund") – consists of individual participants' investments in Series "EE" Savings Bonds issued by the U.S. Treasury. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect, up to twelve times a year, to switch their investments from one investment option to another or split the amount equally between two other investment options. The U.S. Bond Fund does not accept switches from other investment options and U.S. Savings Bonds purchased with after-tax contributions after 1988 cannot be switched to another investment.

The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $11,000 and $10,500 for 2002 and 2001, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2002 and 2001, transfers from other qualifying plans or arrangements accounted for $53.0 million and $41.5 million, respectively, which are shown as employee contributions in the statements of changes in net assets available for plan benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500 each.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2002 and 2001

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed the lesser of 50% of the participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Vesting

Participants are fully vested in their employee and employer contributions.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan (subject to applicable contractual requirements) to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan (subject to applicable contractual requirements) to amend or replace it for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the plan are generally borne by General Electric Company. Investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services to registered investment companies.

(2)     Summary of Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)   Investments

Plan investments are stated at fair value. General Electric Company Common Stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2002 and 2001

Investment transactions are recorded on a trade date basis. Dividends on General Electric Company Common Stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

The Income Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The Income Fund does not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the Income Fund which are distributed annually to participants.

(c)   Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)     Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2002 and 2001:

	Number of shares	Fair Value
2002		(in thousands)

GE Common Stock	461,883,990	$11,246,822
GE S&S Income Fund	153,830,838	1,815,167
GE S&S Program Mutual Fund	53,946,471	1,895,095

2001

GE Common Stock	466,575,268	$18,700,696
GE S&S Income Fund	147,693,485	1,661,537
GE S&S Program Mutual Fund	52,800,240	2,324,791

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2002 and 2001

The Plan's investments appreciated (depreciated) as follows:

	2002	2001

	(in thousands)

GE Common Stock	$(7,233,036)	$(3,726,681)
GE S&S Income Fund	82,916	25,511
GE S&S Program Mutual Fund	(480,092)	(298,726)
GE Institutional International Equity Fund	(28,062)	(31,306)
United States Savings Bonds	6,657	7,975
Other investments	13,405	19,038

	$(7,638,212)	$(4,004,189)

The Short Term Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Short Term Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The Short Term Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Short Term Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $205.4 million and $229.8 million at December 31, 2002 and 2001, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

The Plan offers a number of investment options including GE Common Stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2002 and 2001

(4)     Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated April 30, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and General Electric Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5)     Plan Amendments

Effective July 31, 2002, the Plan was amended to reflect the name change of the GE S&S Long Term Interest Fund to the GE S&S Income Fund. In addition, effective October 1, 2002, the GE Institutional Small-Cap Value Equity Fund, GE Institutional Strategic Investment Fund and Vanguard Institutional Index Fund became available as investment options for the Plan.

The Plan was also amended in 2001 primarily to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act. The amendments were generally effective January 1, 2002.

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002

Description			Cost	Market

Corporate Stocks - Common
General Electric Company*	(461,883,990	shares)	$9,964,998,643	$11,246,822,487

Registered Investment Companies
GE S&S Income Fund**	(153,830,838	shares)	1,744,699,786	1,815,167,249
GE S&S Program Mutual Fund**	(53,946,471	shares)	2,546,862,181	1,895,095,101
GE Institutional International Equity Fund**	(15,378,949	shares)	170,932,350	110,399,245
GE Institutional Small-Cap Value Equity Fund**	(1,647,705	shares)	16,722,980	16,642,275
GE Institutional Strategic Investment Fund**	(709,597	shares)	6,336,664	6,216,097
Vanguard Institutional Index Fund	(391,783	shares)	31,698,675	31,526,083

Total Registered Investment Companies			4,517,252,636	3,875,046,050

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

Short-Term Money Market Instruments
Interest Bearing Cash
Abbey National PLC	1.760%	01/30/2003	$ 44,140,000	$ 44,140,000
ABN Amro Bank	1.330	01/06/2003	46,671,377	46,671,377
Bank of Montreal	1.620	01/29/2003	44,280,000	44,280,000
Bank One Corp.	1.340	02/03/2003	46,892,330	46,892,330
Barclays PLC.	1.320	02/27/2003	45,873,923	45,873,923
Bayerishe Hypo-und Vereinsbank AG	1.350	01/16/2003	3,500,000	3,500,000
Bayerishe Hypo-und Vereinsbank AG	1.790	01/16/2003	43,410,000	43,410,000
Canadian Imperial Bank of Commerce	1.320	02/07/2003	44,339,764	44,339,764
Citicorp	1.320	02/10/2003	42,697,285	42,697,285
Citicorp	1.330	02/10/2003	4,193,793	4,193,793
CS First Boston	1.720	01/08/2003	41,905,980	41,905,980
Dexia Bank NY	1.360	01/07/2003	46,660,000	46,660,000
Goldman Sachs Group LP	1.700	01/13/2003	41,856,268	41,856,268
JP Morgan Chase	1.340	01/15/2003	4,997,395	4,997,395
JP Morgan Chase	1.700	01/15/2003	41,892,286	41,892,286
Merrill Lynch & Co. Inc.	1.700	01/10/2003	41,912,179	41,912,179
Morgan Stanley Dean Witter Discover Capital I	1.350	01/21/2003	43,157,608	43,157,608
Societie Generale	1.320	02/18/2003	3,992,960	3,992,960
Societie Generale	1.335	02/18/2003	42,873,549	42,873,549
UBS AG	1.350	01/03/2003	46,656,501	46,656,501

Total Interest Bearing Cash			721,903,198	721,903,198

Other
GEI Short-Term Investment Fund**	variable	n/a	147,617,925	147,617,925
Nesbit Burns - Bank of Montreal Repurchase Agreement	1.250	01/02/2003	56,270,000	56,270,000

Total Other			203,887,925	203,887,925

Total Short-Term Money Market Instruments			925,791,123	925,791,123

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities
U. S. Government and Agency Debt Obligations
Federal Agricultural Mortgage Corp.	1.710%	01/06/2003	$ 32,412,345	$ 32,412,345	(a)
Federal Agricultural Mortgage Corp.	1.710	01/10/2003	9,675,898	9,675,898	(a)
Federal Home Loan Bank	2.500	11/14/2003	38,917,845	38,917,845
Federal Home Loan Mortgage Corp.	1.280	01/02/2003	61,377,027	61,377,027	(a)
Federal Home Loan Mortgage Corp.	1.280	04/02/2003	13,109,195	13,109,195	(a)
Federal Home Loan Mortgage Corp.	1.310	05/22/2003	31,518,696	31,518,696	(a)
Federal Home Loan Mortgage Corp.	1.900	06/19/2003	6,145,573	6,145,573	(a)
Federal Home Loan Mortgage Corp.	2.000	07/15/2006	1,507	1,932	(b)
Federal Home Loan Mortgage Corp.	2.360	04/25/2003	11,911,840	11,911,840	(a)
Federal Home Loan Mortgage Corp.	5.500	07/15/2006	13,657,063	14,502,840
Federal Home Loan Mortgage Corp.	5.500	04/15/2021	16,923,457	16,788,750
Federal Home Loan Mortgage Corp.	6.000	12/01/2008	57,181	60,038
Federal Home Loan Mortgage Corp.	6.000	07/15/2024	14,842,953	14,821,964
Federal Home Loan Mortgage Corp.	6.500	04/15/2022	20,769,304	20,680,516
Federal Home Loan Mortgage Corp.	7.000	12/01/2017	5,544,379	5,612,479
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	1,795,478	1,795,858
Federal Home Loan Mortgage Corp.	7.000	10/01/2023	261,107	260,445
Federal Home Loan Mortgage Corp.	7.000	06/01/2032	2,318,163	2,340,416
Federal Home Loan Mortgage Corp.	7.000	04/15/2012	7,615,425	7,531,780
Federal Home Loan Mortgage Corp.	7.000	03/15/2007	5,253,320	5,275,308
Federal Home Loan Mortgage Corp.	7.000	03/15/2007	8,558,494	8,619,521
Federal Home Loan Mortgage Corp.	7.375	05/15/2003	8,135,479	8,296,808
Federal Home Loan Mortgage Corp.	7.500	02/01/2032	2,265,205	2,293,319
Federal Home Loan Mortgage Corp.	7.500	03/01/2032	2,412,154	2,442,092
Federal Home Loan Mortgage Corp.	7.500	06/01/2032	5,877,722	5,904,896
Federal Home Loan Mortgage Corp.	7.500	11/01/2008	173,094	174,069
Federal Home Loan Mortgage Corp.	7.500	09/01/2029	1,786,237	1,800,760
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	2,404,574	2,417,326
Federal Home Loan Mortgage Corp.	7.500	08/01/2031	1,372,525	1,388,821
Federal Home Loan Mortgage Corp.	7.500	06/01/2024	962,409	974,404
Federal Home Loan Mortgage Corp.	8.000	08/01/2022	468,898	473,707
Federal Home Loan Mortgage Corp.	8.000	05/01/2031	769,232	775,646
Federal Home Loan Mortgage Corp.	8.000	02/01/2032	828,896	836,523
Federal Home Loan Mortgage Corp.	8.000	07/01/2031	1,827,537	1,835,751
Federal Home Loan Mortgage Corp.	9.250	12/01/2016	1,100,338	1,100,338

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Federal Home Loan Mortgage Corp.	43.498%	09/15/2005	$ 189	$ 868	(b)
Federal Home Loan Mortgage Corp. (Class H)	6.375	10/15/2022	18,002,137	18,028,870
Federal Home Loan Mortgage Corp. (Class S)	16.169	10/15/2008	1,346,766	1,327,535
Federal National Mortgage Assoc.	1.510	10/17/2003	23,465,917	23,465,917	(a)
Federal National Mortgage Assoc.	1.590	01/10/2003	41,748,516	41,748,516
Federal National Mortgage Assoc.	1.670	04/04/2003	3,684,181	3,684,181	(a)
Federal National Mortgage Assoc.	4.250	07/15/2007	15,603,352	15,815,852
Federal National Mortgage Assoc.	4.375	10/15/2006	47,839,648	50,945,281
Federal National Mortgage Assoc.	5.500	02/15/2006	17,455,344	18,582,150
Federal National Mortgage Assoc.	5.780	10/25/2017	6,114,374	6,964,439	(b)
Federal National Mortgage Assoc.	6.000	12/15/2005	36,001,660	39,099,947
Federal National Mortgage Assoc.	6.500	05/01/2032	1,496,158	1,496,214
Federal National Mortgage Assoc.	6.500	08/01/2031	1,175,317	1,177,903
Federal National Mortgage Assoc.	6.500	10/01/2031	2,170,303	2,175,078
Federal National Mortgage Assoc.	6.500	10/01/2032	3,594,931	3,595,657
Federal National Mortgage Assoc.	6.500	07/01/2032	3,887,795	3,887,942
Federal National Mortgage Assoc.	6.500	10/01/2032	988,731	989,507
Federal National Mortgage Assoc.	6.580	05/25/2020	936,230	251,305	(b)
Federal National Mortgage Assoc.	7.000	07/15/2005	16,865,068	18,134,169
Federal National Mortgage Assoc.	7.000	10/01/2031	1,690,737	1,717,786
Federal National Mortgage Assoc.	7.000	05/01/2017	1,836,823	1,841,073
Federal National Mortgage Assoc.	7.000	04/01/2017	2,050,068	2,073,445
Federal National Mortgage Assoc.	7.000	03/01/2017	2,910,848	2,944,040
Federal National Mortgage Assoc.	7.000	02/01/2017	308,613	312,039
Federal National Mortgage Assoc.	7.000	02/01/2017	1,583,530	1,604,449
Federal National Mortgage Assoc.	7.000	03/01/2017	1,924,826	1,929,280
Federal National Mortgage Assoc.	7.000	07/01/2017	3,780,718	3,792,261
Federal National Mortgage Assoc.	7.000	07/01/2017	1,320,929	1,322,427
Federal National Mortgage Assoc.	7.000	03/01/2017	265,263	265,564
Federal National Mortgage Assoc.	7.000	03/01/2017	824,214	825,149
Federal National Mortgage Assoc.	7.000	07/01/2032	2,653,308	2,664,023
Federal National Mortgage Assoc.	7.000	04/01/2017	1,445,938	1,449,284
Federal National Mortgage Assoc.	7.000	04/01/2017	1,098,978	1,101,521
Federal National Mortgage Assoc.	7.000	10/01/2032	6,601,076	6,612,921
Federal National Mortgage Assoc.	7.000	11/01/2026	344,340	349,794

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	7.000%	03/01/2029	$ 657,241	$ 665,311
Federal National Mortgage Assoc.	7.000	10/01/2029	364,629	369,440
Federal National Mortgage Assoc.	7.000	02/01/2019	301,608	297,646
Federal National Mortgage Assoc.	7.000	06/18/2013	1,323,976	1,377,744
Federal National Mortgage Assoc.	7.500	06/01/2031	572,462	576,194
Federal National Mortgage Assoc.	7.500	03/01/2032	2,762,881	2,795,459
Federal National Mortgage Assoc.	7.500	07/01/2027	2,274,967	2,287,198
Federal National Mortgage Assoc.	7.500	04/01/2032	969,265	977,926
Federal National Mortgage Assoc.	7.500	03/01/2032	5,651,689	5,702,187
Federal National Mortgage Assoc.	7.500	04/01/2032	4,307,515	4,346,002
Federal National Mortgage Assoc.	7.500	05/01/2032	5,147,591	5,212,669
Federal National Mortgage Assoc.	7.500	01/01/2031	733,581	739,412
Federal National Mortgage Assoc.	7.500	03/01/2032	1,534,364	1,550,377
Federal National Mortgage Assoc.	7.500	07/01/2032	1,412,983	1,415,230
Federal National Mortgage Assoc.	7.500	07/01/2032	7,860,561	7,862,630
Federal National Mortgage Assoc.	7.500	10/01/2032	2,719,250	2,710,521
Federal National Mortgage Assoc.	7.500	09/01/2022	143,970	143,763
Federal National Mortgage Assoc.	7.500	11/01/2022	520,233	526,260
Federal National Mortgage Assoc.	7.500	03/01/2023	107,557	107,315
Federal National Mortgage Assoc.	7.500	04/01/2023	721,877	728,188
Federal National Mortgage Assoc.	7.500	01/01/2025	787,430	794,365
Federal National Mortgage Assoc.	7.500	03/01/2027	3,588,480	3,583,891
Federal National Mortgage Assoc.	7.500	11/01/2021	1,751,977	1,748,398
Federal National Mortgage Assoc.	7.500	05/01/2029	1,001,206	1,005,548
Federal National Mortgage Assoc.	7.500	02/01/2031	564,159	567,837
Federal National Mortgage Assoc.	7.500	05/01/2026	991,040	998,435
Federal National Mortgage Assoc.	8.000	02/01/2032	1,198,915	1,214,834
Federal National Mortgage Assoc.	8.000	02/01/2032	886,915	891,985
Federal National Mortgage Assoc.	8.000	03/01/2032	7,725,391	7,769,550
Federal National Mortgage Assoc.	8.000	02/01/2032	2,621,896	2,632,183
Federal National Mortgage Assoc.	8.000	05/01/2032	596,139	607,550
Federal National Mortgage Assoc.	8.000	02/01/2032	949,175	956,560
Federal National Mortgage Assoc.	8.000	07/01/2032	5,334,209	5,327,685
Federal National Mortgage Assoc.	8.000	10/01/2032	2,114,866	2,106,916
Federal National Mortgage Assoc.	8.500	02/01/2032	522,095	522,896

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	8.500%	03/01/2032	$ 643,320	$ 643,891
Federal National Mortgage Assoc.	8.500	09/01/2032	773,234	770,606
Federal National Mortgage Assoc.	8.500	04/01/2030	616,138	612,345
Federal National Mortgage Assoc.	9.000	12/01/2031	1,298,012	1,292,570
Federal National Mortgage Assoc.	9.000	08/01/2010	4,000,240	4,078,036
Federal National Mortgage Assoc.	9.000	03/01/2011	8,274,391	8,701,433
Federal National Mortgage Assoc. REMIC	7.113	08/25/2008	973,223	919,872	(b)
Federal National Mortgage Assoc. REMIC	8.000	05/25/2007	11,499,758	11,509,281
Federal National Mortgage Assoc. REMIC (Class H)	6.000	10/25/2022	19,715,469	20,117,050
Federal National Mortgage Assoc. REMIC (Class H)	6.500	03/25/2022	18,256,169	18,005,258
Government National Mortgage Assoc.	7.000	05/15/2032	1,064,233	1,073,125
Government National Mortgage Assoc.	7.000	11/15/2032	1,581,754	1,575,240
Government National Mortgage Assoc.	7.000	03/15/2031	1,126,541	1,134,263
Government National Mortgage Assoc.	7.500	05/15/2031	1,887,497	1,904,120
Government National Mortgage Assoc.	7.500	03/15/2031	1,028,237	1,037,292
Government National Mortgage Assoc.	7.500	01/15/2031	3,377,484	3,407,228
Government National Mortgage Assoc.	7.500	01/15/2031	1,544,259	1,557,859
Government National Mortgage Assoc.	7.500	09/15/2031	1,386,046	1,398,252
Government National Mortgage Assoc.	7.500	07/15/2031	1,819,205	1,835,226
Government National Mortgage Assoc.	7.500	02/15/2009	3,472,682	3,684,804
Government National Mortgage Assoc.	7.500	12/15/2012	12,496,217	13,433,120
Government National Mortgage Assoc.	8.000	03/15/2032	1,240,956	1,253,891
Government National Mortgage Assoc.	9.000	12/15/2009	6,702,025	6,730,624
Government National Mortgage Assoc.	9.000	08/15/2009	3,401,455	3,344,504
Government National Mortgage Assoc.	9.000	11/15/2017	14,328,787	14,942,853
Government National Mortgage Assoc.	9.000	12/15/2009	25,297,689	26,774,145
Government National Mortgage Assoc.	9.500	12/15/2009	1,114,758	1,142,081
Government National Mortgage Assoc.	9.500	12/15/2009	6,794,180	6,902,762
Government National Mortgage Assoc.	9.500	12/15/2009	1,197,436	1,226,715
Student Loan Marketing Assoc.	5.000	06/30/2004	33,212,555	34,626,436
U.S. Treasury Notes	3.000	11/15/2007	77,253,199	78,033,681
U.S. Treasury Notes	4.375	05/15/2007	47,021,293	48,856,539

Total U. S. Government and Agency Debt Obligations			991,187,911	1,009,896,320

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Units	Cost	Market

U.S. Government Securities
U.S. Savings Bonds
1963 U.S. Savings Bond E Series	59	$ 1,106	$ 12,635
1964 U.S. Savings Bond E Series	97	1,819	20,761
1965 U.S. Savings Bond E Series	99	1,856	17,858
1973 U.S. Savings Bond E Series	1,793	33,619	227,040
1974 U.S. Savings Bond E Series	2,571	48,206	311,078
1975 U.S. Savings Bond E Series	3,392	63,600	403,884
1976 U.S. Savings Bond E Series	4,240	79,500	496,855
1977 U.S. Savings Bond E Series	5,806	108,863	658,700
1978 U.S. Savings Bond E Series	9,748	182,775	853,767
1979 U.S. Savings Bond E Series	14,772	276,975	1,235,355
1980 U.S. Savings Bond EE Series	6,053	302,650	1,465,456
1981 U.S. Savings Bond EE Series	6,496	324,800	1,365,146
1982 U.S. Savings Bond EE Series	7,448	372,400	1,473,486
1983 U.S. Savings Bond EE Series	13,299	664,950	2,210,679
1984 U.S. Savings Bond EE Series	14,424	721,200	2,170,363
1985 U.S. Savings Bond EE Series	21,613	1,080,650	3,010,965
1986 U.S. Savings Bond EE Series	63,135	3,156,750	8,321,574
1987 U.S. Savings Bond EE Series	68,021	3,401,050	7,915,302
1988 U.S. Savings Bond EE Series	79,405	3,970,250	8,823,823
1989 U.S. Savings Bond EE Series	116,189	5,809,450	12,404,849
1990 U.S. Savings Bond EE Series	119,011	5,950,550	12,207,242
1991 U.S. Savings Bond EE Series	126,463	6,323,150	12,299,148
1992 U.S. Savings Bond EE Series	195,966	9,798,300	17,929,437
1993 U.S. Savings Bond EE Series	139,929	6,996,450	11,234,047
1994 U.S. Savings Bond EE Series	113,814	5,690,700	8,534,408
1995 U.S. Savings Bond EE Series	49,073	2,453,650	3,516,161
1996 U.S. Savings Bond EE Series	389	19,450	25,305
1997 U.S. Savings Bond EE Series	573	28,650	36,844
1998 U.S. Savings Bond EE Series	1,017	50,850	62,021
1999 U.S. Savings Bond EE Series	1,397	69,850	81,371
2000 U.S. Savings Bond EE Series	210,234	10,511,700	11,711,527
2001 U.S. Savings Bond EE Series	222,429	11,121,450	11,732,249
2002 U.S. Savings Bond EE Series	247,761	12,388,050	12,506,670

Total U.S. Savings Bonds		92,005,269	155,276,006

Total U.S. Government Securities		1,083,193,180	1,165,172,326

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

Corporate Debt Instruments - Preferred
Goldman Sachs Group LP	7.875%	01/15/2003	$ 6,550,850	$ 6,560,375
Merrill Lynch & Co. Inc.	1.730	01/14/2003	15,000,000	14,944,890
Merrill Lynch & Co. Inc.	1.955	01/14/2003	12,000,000	11,985,372

Total Corporate Debt Instruments - Preferred			33,550,850	33,490,637

Loans to Participants
Various (66,302 loans)*	6.000-12.000	1 month to 15 years	376,491,928	376,491,928

Loans Secured by Mortgages
Advanta Mortgage Loan Trust	6.300	10/25/2003	897,428	916,255
American Express Credit Account Master Trust (Class A)	1.460	01/15/2003	6,850,000	6,850,110
Arran Master Trust (Class A)	1.550	03/15/2003	3,500,000	3,499,393
Asset Securitization Corp. (Class A)	6.500	02/14/2043	3,085,794	3,117,516
Bank of America Mortgage Securities (Class A)	6.500	04/25/2029	12,021,748	11,932,422
Bank One Issuance Trust (Class C)	3.760	08/15/2008	9,999,340	10,079,688
Capital Asset Research Funding LP	6.400	12/15/2003	583,851	590,445
Capital Auto Receivables Asset Trust (Class A)	1.470	01/15/2003	8,000,000	8,000,130
CDC Mortgage Capital Trust (Class A)	1.910	01/25/2003	1,496,384	1,498,577
Cendant Mortgage Corp.	6.182	08/25/2003	2,255,247	2,302,463
Cendant Mortgage Corp. (Class M)	6.182	08/25/2003	1,481,612	1,520,504
Compucredit Credit Card Trust	1.640	01/15/2003	3,000,000	2,999,622
CS First Boston Mortgage Corp.	5.660	04/15/2037	4,537,771	4,736,298	(a, b)
CS First Boston Mortgage Corp.	6.500	11/25/2004	2,586,977	3,142,380	(b)
Discover Card master Trust I (Class A)	5.300	11/16/2006	18,966,057	19,905,923
First USA Credit Card Master Trust (Class A)	1.510	01/19/2003	1,000,000	1,000,267
First USA Credit Card Master Trust (Class A)	1.570	01/17/2003	3,002,227	3,005,588
Ford Credit Auto Owner Trust (Class A)	7.090	11/17/2003	1,153,281	1,164,001
Ford Credit Auto Owner Trust (Class A)	1.510	01/15/2003	2,644,621	2,644,575
Green Tree Financial Corp.	6.900	04/15/2018	1,282,360	1,282,065
GS Mortgage Securities Corp. II	6.940	07/13/2030	793,187	797,788
Home Equity Mortgage Trust	7.000	12/25/2004	1,876,699	1,866,330
Household Automotive Trust (Class A)	1.610	01/17/2003	10,000,000	10,000,183
Impac CMB Trust (Class A)	1.850	01/25/2003	9,898,040	9,900,345
LB-UBS Commercial Mortgage Trust	1.370	07/15/2035	4,649,542	4,769,463
Lehman FHA Title I Loan Trust (Class A)	7.300	05/25/2017	166,066	167,007

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets Held at End of Year)

As of December 31, 2002
Description	Rate of Interest	Maturity	Cost	Market

Loans Secured by Mortgages, continued
MBNA Credit Card Master Note Trust (Class A)	4.050%	01/15/2008	$ 15,208,559	$ 15,476,868
MBNA Master Credit Card Trust USA (Class A)	1.500	01/15/2003	4,000,000	3,999,696
Mellon Bank Premium Finance Loan Master Trust (Class A)	1.590	03/15/2003	2,000,000	2,001,290
Merrill Lynch Mortgage Investors Inc. (Class A)	1.940	01/25/2003	1,090,913	1,090,913
Metris Master Trust (Class A)	1.630	01/20/2003	4,000,000	3,979,830
Morgan Stanley Dean Witter Capital I	1.060	02/15/2033	2,220,546	2,073,917
Morgan Stanley Dean Witter Capital I	1.187	01/15/2039	4,581,025	4,786,549
Provident Bank Home Equity Loan Trust (Class A)	7.180	07/25/2004	925,409	978,798
Providian Gateway Master Trust (Class A)	1.640	01/15/2003	5,000,000	4,999,726
Residential Funding Mortgage Securities I (Class A)	7.500	11/25/2030	22,538,434	21,896,916
Residential Funding Mortgage Securities II (Class A)	1.520	01/25/2003	1,500,348	1,500,190
Sears Credit Account Master Trust (Class A)	1.818	01/15/2003	1,000,000	1,000,307
SMS Student Loan Trust (Class A)	1.720	01/25/2003	4,803,071	4,790,014
Superior Wholesale Inventory Financing Trust	1.510	01/15/2003	5,000,000	5,000,605

Total Loans Secured by Mortgages			189,596,537	191,264,957

Other
Non-Interest Bearing Cash	n/a	n/a	162,948	162,948

Total Investments			$17,091,037,845	$17,814,242,456

Notes to Schedule of Assets:

* Represents a party in interest to the Plan
** Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(a) Coupon represents effective yield.
(b) Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.